May 28, 2009

Mail Stop 4561

Mrs. Elizabeth E. Hance
President and Chief Executive Officer
Magyar Bancorp, Inc.
400 Somerset Street
New Brunswick, New Jersey 08901

Re: Magyar Bancorp, Inc.
        Form 10-KSB for Fiscal Year Ended September 30, 2008
        Filed December 29, 2008
        Form 10-KSB/A for Fiscal Year Ended September 30, 2008
        Filed January 7, 2009
        Forms 10-Q for Fiscal Quarters Ended December 31, 2008 and
        March 31, 2009
        File Number: 000-51726

Dear Mrs. Hance:

        We have reviewed your filings and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A, filed January 7, 2009

Item 8A. Controls and Procedures

1.   We note that in your amended 10-KSB, similar to your 10-KSB filed on December 29, 2008, management concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us how you considered whether management's failure to provide its report on internal control over financial reporting in your previously filed Form 10-KSB impacts your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Form 10-Q, filed May 13, 2009

Comparison of Financial Condition at March 31, 2009 and September 30, 2008, page 17

2.   We note that you only provide disclosures relating to your impaired loans in Note G on page 12. We also note that your impaired loans have increased from $13.3M as of September 30, 2008 to $23.1M as of March 31, 2009. Please tell us and revise future filings beginning with your Form 10-Q for the period ended June 30, 2009 to provide a detailed understanding of the composition of and related provisioning and charge-offs relating to your impaired loans similar to that provided in your lending activities section beginning on page 2 in addition to that included on page 43 of your Form 10-KSB for the year ended September 30, 2008.

Note G – Fair Value Measurements, page 10

3.   We note your disclosure both herein and in your Form 10-KSB for the year ended September 30, 2008 that you determine the fair value of impaired loans using appraisals. As it relates to your impaired construction loans, please tell us and revise your future filings beginning with your Form 10-Q for the period ended June 30, 2009 to disclose the following:

- How and when you obtain updated third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
- The typical timing surrounding the recognition of a construction loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and
- How you account for any partially charged-off construction loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant